VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

November 14, 2024

RE:	Sonoco Products Company
Form 10-K for the Year Ended December 31, 2023
Form 10-Q for the Quarter Ended June 30, 2024
File No. 001-11261

Dear Ms. Clark and Ms. Erlanger:

On behalf of Sonoco Products Company (the “Company”), we submit this letter in response to comments from the Staff of the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2024 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “2024 Q2 Form 10-Q”). In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations of GAAP to Non-GAAP Financial Measures, page 26

1.	We note your discussion of non-GAAP financial measures at the beginning of your MD&A before any discussion of your results of operations reported in GAAP. Please revise future filings to move the Use of Non-GAAP Financial Measures and the Reconciliations of GAAP to Non-GAAP Financial Measures sections further down in MD&A so you can present and discuss the directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Your Quarterly Reports on Form 10-Q and Form 8-K earnings releases should be similarly revised.

The Company acknowledges the Staff’s comment and advises the Staff that it revised the presentation in its Quarterly Report on Form 10-Q and 8-K earnings release for the quarter ended September 29, 2024, filed with the Commission on November 1, 2024 and October 31, 2024, respectively, and will revise its future filings, to move the “Use of Non-GAAP Financial Measures” and the “Reconciliations of GAAP to Non-GAAP Financial Measures” sections further down in MD&A so that the directly comparable GAAP measures are presented and discussed with equal or greater prominence than the non-GAAP financial measures.

Results of Operations – 2023 Versus 2022, page 29

2.	Please ensure consistent titles with your non-GAAP measures. In this regard, we note you refer to Adjusted Earnings here, which corresponds to the total of Adjusted Net Income Attributable to Sonoco in the reconciliation on page 26. Additionally, we note that in your MD&A discussion you refer to "segment operating profit," however your disclosure in Note 19 indicates that the segment profitability measure used by the CODM is "income (loss) before taxes." To avoid confusion on the inclusion/exclusion of certain amounts in your profitability measures, please revise future filings to be consistent with your terminology.

The Company acknowledges the Staff’s comment and advises the Staff that it revised the presentation in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2024, filed with the Commission on November 1, 2024, and will revise its future filings, to ensure consistency of the terminology used to describe its non-GAAP financial measures and to more clearly describe the Company’s segment profitability measure, which is segment operating profit.

Note 16. Revenue Recognition, page F-36

3.	We note that you disclose revenue disaggregated by geography within each of your reportable segments, Consumer Packaging, Industrial Paper Packaging, and All Other. We also note that during the last few years you have made several acquisitions including, Inapel, RTS Packaging and Metal Packaging, and during your recent earnings calls and in presentations you discuss sales volume/mix trends for three businesses within the Consumer segment: Rigid Paper Containers; TFP; and Metal Packaging. Please explain to us how you have considered the requirements to present revenue at a lower level by product or service, as required by ASC 280-10-50-40. See also guidance for disaggregated revenue presentation in ASC 606-10-50-5.

The Company acknowledges the Staff’s comments and advises the Staff that it considers and follows the provisions of Accounting Standards Codification (“ASC”) 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), and ASC 606-10-50-5, “Disaggregation of Revenue” (“ASC 606-10-50-5”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product or each group of similar products unless it is impracticable to do so. ASC 606-10-50-5 states that an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company discloses revenues based on three groups of products: Consumer Packaging, Industrial Paper Packaging, and All Other. The Company believes that the products produced and sold by each of the Consumer Packaging and Industrial Paper Packaging groups constitute groups of similar products in all material respects, and that disclosure of revenues for each such group, along with geographic regional information, clearly and meaningfully depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors within the consumer and industrial markets. As a result, further disaggregation of revenues within these groups is not required by ASC 280-10-50-40 or ASC 606-10-50-5. With respect to the All Other group, the Company believes that products included within this group include a variety of products that the Company does not view individually or in the aggregate as qualitatively or quantitatively material, and, as a result, it is appropriate and consistent with the principle expressed in Rule 4-02 of Regulation S-X and ASC 280-10-50-40 to not present disaggregated revenue information separately.

The Company believes that the products produced and sold within its Consumer Packaging group constitute a group of similar products. These products consist primarily of rigid paper, metal and plastic containers; high-barrier flexible packaging; and thermoformed plastic trays. These products primarily serve similar customers in the consumer staples market, focused on food, beverage, household, personal, and pharmaceutical products. The Company’s consumer packaging products serve the same basic function of helping the Company’s customers package and protect their products while transporting such products from the point of production to consumption or distribution to the end customers. The fundamental production processes for these products are broadly similar across product lines. Further, customers also look to substitute one type of packaging with another over time, depending on end-customer buying patterns. A key characteristic for products in the Consumer Packaging group is the customers’ need to meet barrier protection capabilities by applying similar material science, with interchangeable components, regardless of the material from which a particular product is made. Graphic appeal is another important attribute of the production process with consistent printing techniques being a key factor for all products within this group. For these reasons, the Company concluded that it is appropriate to view these products as a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use, and common customer type.

The Company believes that the products produced and sold within its Industrial Paper Packaging group also constitute a group of similar products. These products include goods produced from recycled fiber, including paperboard tubes, cones and cores; paper-based protective packaging; and uncoated recycled paperboard for folding cartons, can board and laminated structures. Products across this group support similar customer groups, primarily in paper, textile, and films; primarily industrial manufacturers that wind their products onto their paper based package to ship them to the next level in the supply chain. The products produced in this group use a largely homogeneous input, consistent manufacturing process, and similar product technology to create outputs that meet the needs of the Company’s customers. For these reasons, the Company concluded that it is appropriate to view these as a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use and common customer type.

Finally, on an aggregated basis, products in the All Other group represented approximately 12% of the Company’s consolidated revenue for the fiscal year ended December 31, 2023. The Company acknowledges that not all products included in this group are similar to one another; however, in light of the qualitative and quantitative insignificance of such products, the Company concluded that providing disaggregated revenue information for products in the All Other group would not enhance the users’ understanding of the Company’s financial statements or its business. For these reasons, the Company concluded that the individual amounts are not material and it is appropriate and consistent with the principle expressed in Rule 4-02 of Regulation S-X and ASC 280-10-50-40 to not present this information separately. However, the Company will continue to evaluate its analysis in connection with its periodic reporting, and if any products included in All Other become qualitatively or quantitatively material in the future, the Company will evaluate the need to provide disaggregated product disclosure as contemplated by ASC 280-10-50-40 and ASC 606-10-50-5.

The Company also acknowledges that it has completed various acquisitions since its response to the Staff’s comment letter dated May 26, 2022, File No. 001-11261, and respectfully advises the Staff that upon acquisition of a business, the Company evaluates such acquired business’s product offering in light of guidance under ASC 280-10-50-40 and ASC 606-10-50-5. In the case of the Inapel and Metal Packaging acquisitions referred to in the Staff’s comment, the Company concluded that products produced and sold by the acquired businesses were similar to products already offered by the Consumer Packaging group for the reasons discussed above. Similarly, for the RTS Packaging acquisition referred to in the Staff’s comment, the Company concluded that products produced and sold by this business were similar to products already offered by the Industrial Paper Packaging group for the reasons discussed above. In addition, the Company confirms that it has similarly assessed all products produced and sold by acquired companies not referenced within the Staff’s comment.

The guidance under ASC 606-10-50-5 does not prescribe any specific characteristics of revenue to be used as the basis for disaggregation. Therefore, such an evaluation depends on facts and circumstances specific to the Company. In addition to the inherent disaggregation of revenue arising from its reportable segments as noted above, the Company believes that the nature of its contracts varies primarily by geographical region, influenced by jurisdictional terms and conditions and seasonality trends that vary across various geographies, among other things. For example, it is customary for customers in certain geographic regions to negotiate longer payment terms than in certain other jurisdictions. Thus, the Company believes that disaggregating revenue by its three product groups, and by region satisfies the guidance in ASC 606-10-50-5 and allows the reader to understand how the nature, amount, timing and uncertainty of revenue are affected by economic factors as required by ASC 606-10-50-5.

Although the Company’s customers, across all product groups, generally exhibit consistent economic characteristics over time as product demand is influenced by macro-economic conditions such as broad economic activity and GDP growth that is not tied specifically to any product line, the Company does acknowledge that earnings call presentations and other external material discuss sales volumes/mix for rigid paper containers, thermoformed and flexibles packaging, and metal packaging separately to depict seasonality and short-term outlook in each of these businesses. This information is provided on a supplemental basis to help investors and analysts better understand market trends and the demand environment, as is information regarding numerous other factors such as contract pricing, spot pricing, cost inputs, and foreign exchange, that also impact the calculation of historical revenue, but not presented or discussed discretely. As such, the Company continues to believe that such businesses and products offered continue to be a group of similar products as contemplated by ASC 280-10-50-40 and the current disclosure adequately depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors as outlined in ASC 606-10-50-5.

Further, upon evaluating guidance under ASC 280-10-50 that discusses entity-wide disclosures, the Company believes that such disclosures are intended to ensure some level of comparability across public companies regardless of how such public companies are managed or resources are allocated. Accordingly, the Company considered the objectives and principles of ASC 280-10-50 while evaluating segment disclosures, and believe that its current disaggregated revenue information by segment and by geography provides comparability and consistency with its peer group companies’ financial information, while also addressing the facts and circumstances specific to the Company.

Based on this analysis, the Company believes that the level of disclosure in the 2023 Form 10-K satisfies the disclosure requirements of ASC 280-10-50-40 and ASC 606-10-50-5. However, the Company will continue to evaluate changes that could impact its disclosures, including potential future acquisitions and dispositions and will consider revision of the disaggregated revenue disclosure in the future, as needed.

Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reportable Segments

Consumer Packaging, page 51

4.	We note you refer to an increase in productivity of $24.6 million related to your segment operating profit and Adjusted EBITDA. Please tell us and revise to disclose what this dollar value of productivity represents and how it is determined. Similarly, we note that in the summary bullet points at the top of your second quarter 2024 earnings release you disclose that you generated strong productivity of $51 million during the second quarter and $102 million during the first half of 2024. Please explain to us the nature of these amounts and how they were calculated or determined.

The Company acknowledges the Staff’s comment and herein provides further context regarding the nature of productivity and how it is calculated. The term productivity represents changes in operating profit period over period related to certain procurement savings, production efficiencies, and fixed cost reduction initiatives. A positive productivity trend indicates that fewer resources are needed period over period to achieve the same level of output, reflecting improved efficiency and cost savings. The use of the term productivity to describe improved efficiency and cost savings is not uncommon among peers in the packaging industry.

Procurement savings involve cost savings that are independent of market fluctuations, allowing the Company to procure resources (such as raw material, spare parts, freight/logistics, consulting services, etc.) more economically. Improved purchasing productivity results from strategic procurement practices, competitive bidding processes and short to medium term contract savings, that contribute to a more favorable cost structure for materials, freight and other service costs. Specifically, productivity is calculated as the difference between applicable current period costs and prior year costs as adjusted for estimated inflationary or deflationary impacts and volume changes.

Production efficiencies reflect the organization’s ability to use materials, labor, variable overhead, and freight more or less efficiently within its production processes. It results from the efficiencies generated by capital projects, best practices of lean manufacturing, and/or materials substitution. These initiatives deliver lower cost and improved production efficiencies independent of market conditions. In manufacturing initiatives, productivity is calculated as the difference between applicable current period costs and prior year costs as adjusted for estimated inflationary or deflationary impacts and volume changes.

Fixed cost reduction initiatives involve cost-saving projects and strategic initiatives that support sustainable growth without proportional increases in fixed expenses. Fixed productivity improvements typically result from efforts to streamline the Company’s manufacturing operations, automate administrative functions, and outsource non-core activities resulting in savings in indirect and overhead costs (e.g., rent expense, insurance expense, hourly labor cost, travel expense, repair and maintenance spend, etc.). The Company calculates fixed cost productivity as the difference between applicable current period costs and prior year costs, as adjusted for estimated inflationary or deflationary impacts.

In acknowledgement of the Staff’s comment, the Company has added enhanced disclosure to its Quarterly Report on Form 10-Q for the quarter ended September 29, 2024 to clarify the factors that led to productivity changes. On a prospective basis beginning with its Annual Report on Form 10-K for the year ending December 31, 2024, the Company will disclose the factors that lead to productivity changes within Management’s Discussion and Analysis of Financial Condition and Results of Operations of its Form 10-Q or Form 10-K filings as follows:

During the period(s) ended December 31, 2024 [to be updated for quarterly periods], compared to the same period(s) in the prior year, the Company generated productivity savings [or usage] of $X million and $X million, respectively largely driven by procurement savings, production efficiencies and fixed cost reduction initiatives. The Company calculates productivity savings as the difference between applicable current period costs and prior year costs, excluding the impact of estimated inflation or deflation, and volume changes where applicable.

Similarly, the Company will revise future earnings releases, beginning with its earnings release for the fiscal year ending December 31, 2024 to be filed in the first quarter of 2025, to more clearly reflect the nature of the productivity described. For example:

GAAP operating profit decreased $X due to ...higher productivity from procurement savings, production efficiencies and fixed cost reduction initiatives.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 277-4016 with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

Pamela L. Marcogliese

cc:	R. Howard Coker, President and Chief Executive Officer, Sonoco Products Company
Robert R. Dillard, Chief Financial Officer, Sonoco Products Company
Aditya Gandhi, Vice President and Chief Accounting Officer, Sonoco Products Company
John M. Florence, Jr., General Counsel, Secretary, Vice President and General Manager Converted Products North America, Sonoco Products Company